Submission of Non-consolidated Audit Report of Woori Bank

1. Date of Submission by Deloitte Anjin LLC, Woori Bank’s independent auditor: March 16, 2011

2. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2010	FY 2009

Revenue*	25,854	43,952

Operating Income	1,396	1,305

Income before Income Tax	1,389	1,189

Net Income	1,108	954

*Operating revenue

3. Key Financial Figures

(Units: billions of KRW)

Item	FY 2010	FY 2009

Total Assets	223,488	222,341

Total Liabilities	209,304	208,713

Total Shareholders’ Equity	14,184	13,629

Capital Stock	3,830	3,830

Shareholders’ Equity/ Capital Stock (%)	370.36	355.86

The above figures have not yet been approved by the shareholders of Woori Bank and remain subject to change.

Submission of Non-consolidated Audit Report of Woori Finance Holdings Co., Ltd.

1. Date of Submission by Deloitte Anjin LLC, Woori Finance Holdings’ independent auditor: March 17, 2011

2. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2010	FY 2009

Revenue	1,530	1,327

Operating Income	1,216	1,028

Income before Income Tax	1,212	1,026

Net Income	1,195	1,026

3. Key Financial Figures

(Units: billions of KRW)

Item	FY 2010	FY 2009

Total Assets	18,401	17,545

Total Liabilities	3,862	3,824

Total Shareholders’ Equity	14,539	13,721

Capital Stock	4,030	4,030

Shareholders’ Equity/ Capital Stock (%)	360.76	340.46

The above figures have not yet been approved by the shareholders of Woori Finance Holdings Co., Ltd. and remain subject to change.